FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

File No. 82-3929

NEWS RELEASE

October 10, 2006

TSX-V Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

On October 5, 2006, the Company announced an agreement to acquire, with an equal partner, a 100% interest in a small, undeveloped nickel deposit in northwestern Quebec. The historical (non 43-101 compliant) resource estimates cited were obtained from the 1987 Annual Report of Groupe La Fosse Platinum Inc. (a previous owner of the property).

This resource estimate was calculated under the direction of Fenton Scott, P. Eng. in 1987, using eight drill hole sections, in accordance with accepted standards of the time. The estimates, as stated, are historical in nature and therefore should not be relied upon. A qualified person has not done sufficient work to classify the historical estimates as current mineral resources and the Company does not consider these historical estimates as current.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng.
President

For further information, please contact: Peter H. Smith Ph.D., P.Eng., President, at 514-481-3172.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.